Exhibit 99.1

Sol-Gel and Beimei Pharma Announce an Asset Purchase Agreement to
Commercialize TWYNEO® in the Mainland of China, Hong Kong, Macau,
Taiwan and Israel

Sol-Gel to receive a total consideration of up to US$15 million, out of which US$10 million will be paid as upfront and regulatory milestones

NESS ZIONA, Israel, May 16, 2024 (GLOBE NEWSWIRE) – Sol-Gel Technologies, Ltd. (NASDAQ: SLGL), a dermatology company, pioneering treatments for patients with severe skin conditions, conducting a Phase 3 clinical trial of SGT-610 (patidegib gel, 2%) for Gorlin syndrome, and with two approved large-category dermatology products, TWYNEO® and EPSOLAY®, today announced that it has signed an asset purchase agreement with Chinese based Shenzhen Beimei Pharmaceutical Co. Ltd, for the commercialization of TWYNEO, for the treatment of acne vulgaris, in the mainland of China, Hong Kong, Macau, Taiwan and Israel.

Under the terms of the agreement, Beimei purchases and licenses rights to exclusively commercialize TWYNEO in these territories.  In return, Sol-Gel will receive, subject to applicable government approvals, upfront and milestone payments of US$10 million and up to US$5 million as royalty payments on net sales.

“This agreement demonstrates the potential of TWYNEO outside of the U.S., and we expect to announce other agreements regarding the commercialization of both our FDA-approved assets, TWYNEO and EPSOLAY, in other territories” said Alon Seri-Levy, Ph.D., Chief Executive Officer of Sol-Gel.

"The clinical need in the acne market remains unmet for a long time in China, especially for adolescents. TWYNEO as an innovative combination formulation approved by the U.S. FDA, and its efficacy in treating acne has been proven by clinical trials. Beimei Pharma will perform the registration and commercialization process of TWYNEO in its territories to bring a new treatment to the vast population of acne patients. I believe this deal encourages Beimei Pharma to deeper cultivate our pediatric pipeline layout in the field of dermatology, leading Beimei Pharma into a new stage.” said Ms. Wu Guangmei, founder and CEO of Beimei Pharma.

About TWYNEO—TWYNEO is the first and only U.S. FDA-approved fixed-dose combination of tretinoin and benzoyl peroxide cream for the treatment of acne vulgaris in adults and pediatric patients nine years of age and older.

About Sol-Gel Technologies
Sol-Gel Technologies, Ltd. is a dermatology company focused on identifying, developing, and commercializing or partnering drug products to treat skin diseases. Sol-Gel developed TWYNEO, which is approved by the FDA for the treatment of acne vulgaris in adults and pediatric patients nine years of age and older, and EPSOLAY, which is approved by the FDA for the treatment of inflammatory lesions of rosacea in adults.  Both drugs are exclusively licensed to and commercialized by Galderma in the US; and are exclusively licensed to Searchlight in Canada.  TWYNEO was purchased and licensed by Beimei Pharma to be exclusively commercialized by them in the mainland of China, Hong Kong, Macau, Taiwan and Israel.

The Company’s pipeline also includes a Phase 3 clinical trial of Orphan and Breakthrough Drug candidate SGT-610, which is a new topical hedgehog inhibitor being developed to prevent the new basal cell carcinoma lesions in patients with Gorlin syndrome that is expected to have an improved safety profile compared to oral hedgehog inhibitors as well as topical drug candidate SGT-210 under investigation for the treatment of rare hyper-keratinization disorders.

For additional information, please visit our new website:  www.sol-gel.com

About Beimei Pharma
Shenzhen Beimei Pharmaceutical Co., Ltd. ("Beimei Pharma") focuses on the field of pediatric prescription medicines, integrating full-spectrum capabilities of R&D, manufacture, commercialization and global cooperation, driven by the core strategy of self-development and global collaboration via in-licensing, asset purchase acquisition etc. Synergizing with the manufacture base in Liangyungang to fulfil sufficient production and global supply of diversified special formulations for children's medications, Beimei is aiming to provide pediatric patients with high-quality and full range of drugs.

Beimei Pharma has more than 40 pediatric drug products in its portfolio and pipeline, including 4 approved drugs launched in the market, and several innovative drugs with global rights and independent intellectual property rights. The current pipeline covers the therapeutic fields of dermatology, respiratory, gastroenterology, anti-infection, neurology, neonatal, endocrinology, etc.

Beimei Pharma has established long-term partnerships with multiple large international pharmaceutical companies, such as Hetero, Cipla, Deva, Dr Reddy, LTS, MedPharma, Synthon, EMP, NTC, Syrimed, etc.

Beimei Pharma has completed the Angel Round, Round A, Round B/B+ and Round C financing with hundreds of millions of RMB. Beimei Pharma gained recognition from many well-known investment institutions, including Efung Capital and the industrial parties.

For additional information, please visit the website:  http://www.beimeiyaoye.com/

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to out-licensing Epsolay and Twyneo in additional territories, the potential of Sol-Gel’s assets, the timeline for advancing SGT-610, and SGT-610’s market value.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, a delay in the timing of our clinical trials, the success of our clinical trials, and an increase in our anticipated costs and expenses, as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our collaborators’ ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our collaborators’ ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our collaborators’ ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, the mainland of China, Hong Kong, Macau, Taiwan, Europe or Israel; and (xv) loss or retirement of key executives and research scientists; (xvi) general market, political and economic conditions in the countries in which the Company operates; and,  (xvii) the current war between Israel and Hamas and any deterioration of the war in Israel into a broader regional conflict involving Israel with other parties. These factors and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 13, 2024, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release.

For further information, please contact:

Sol-Gel Contact:
Gilad Mamlok
Chief Financial Officer
info@sol-gel.com
+972-8-9313433